SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 10)*

Under the Securities Exchange Act of 1934

TransAlta Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89346D107
(CUSIP Number)

John Staikos
Senior Vice President and General Counsel
LS Power Equity Advisors, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-615-3441
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on followings pages)

(Page 1 of 15 Pages)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 15 Pages

1.		Names of Reporting Persons LSP Penn Holdings, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 15 Pages

1.		Names of Reporting Persons LSP Penn Holdings II, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 15 Pages

1.		Names of Reporting Persons LS Power Partners, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 15 Pages

1.		Names of Reporting Persons LS Power Partners II, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 15 Pages

1.		Names of Reporting Persons Luminus Management, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 7 of 15 Pages

1.		Names of Reporting Persons Luminus Asset Partners, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 15 Pages

1.		Names of Reporting Persons Luminus Energy Partners Master Fund, Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 15 Pages

1.		Names of Reporting Persons LPCO Investments S.a.r.l.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 10 of 15 Pages

1.		Names of Reporting Persons LTAC SPV I, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,808,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,808,600
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,808,600
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.9%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 11 of 15 Pages

This Amendment No. 10 (this "Amendment") amends and supplements the Schedule 13D initially filed on July 6, 2007 (the "Original Filing") and subsequently amended by the Reporting Persons relating to the Common Shares, no par value (the "Shares"), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the "Issuer"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or any previously filed amendments. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

As of April 8, 2008, the Reporting Persons are deemed to beneficially own an aggregate of 17,808,600 Shares, as detailed in Item 5.  The aggregate purchase price for such Shares was $474,512,800.97 (exclusive of brokerage commissions and fees), which amount has come, (1) with respect to the LS Power Entities and Luminus Entities, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business with the previously identified financial institution and (2) with respect to LTAC, from a capital contribution made by a member of LTAC.  The shares acquired by LPCO were contributed by other Reporting Persons listed hereto who purchased the shares with working capital and/or borrowings pursuant to margin accounts maintained in the ordinary course of business with the previously identified financial institution.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 8, 2008, certain of the Reporting Persons filed an application under Section 203 of the Federal Power Act with the Federal Energy Regulatory Commission seeking approval to acquire in excess of 10% and up to 20% of the issued and outstanding Shares.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated as follows:

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
LSP Penn Holdings, LLC	0	17,808,600	17,808,600	8.9%
LSP Penn Holdings II, LLC	0	17,808,600	17,808,600	8.9%
LS Power Partners, L.P.	0	17,808,600	17,808,600	8.9%
LS Power Partners II, L.P.	0	17,808,600	17,808,600	8.9%
Luminus Management, LLC	0	17,808,600	17,808,600	8.9%
Luminus Asset Partners, L.P.	0	17,808,600	17,808,600	8.9%
Luminus Energy Partners Master Fund, Ltd.	0	17,808,600	17,808,600	8.9%
LPCO Investments S.à.r.l.	0	17,808,600	17,808,600	8.9%
LTAC SPV I, LLC	0	17,808,600	17,808,600	8.9%

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group," which "group" may be deemed to beneficially own an aggregate of 17,808,600 Shares, representing approximately 8.9% of the outstanding Shares.  LPCO holds 16,782,400 Shares, of which 1,131,209 Shares are held on behalf of Luminus Asset Partners, 3,926,731 Shares are held on behalf of Luminus Energy Fund, 5,862,230 Shares are held on behalf of LSP Holdings and 5,862,230 Shares are held on behalf of LSP Holdings II.  LSP Holdings currently holds 113,838 Shares and LSP Holdings II holds 496,225 Shares, purchased between March 18, 2008 and April

CUSIP No. 89346D107	13D	Page 12 of 15 Pages

8, 2008, which are expected to be transferred to and held by LPCO.  LTAC holds 416,137 Shares.  Since each of LSP Holdings, LSP Holdings II and LTAC may be deemed to be a member of a "group" with the other Reporting Persons, each of LSP Holdings, LSP Holdings II and LTAC may be deemed to beneficially own all of the Shares beneficially owned by the other Reporting Persons.

The percentages used herein are based on the 201,118,565 Shares reported to be issued and outstanding as of March 13, 2008 by the Issuer in its Form 40-F, filed with the Securities and Exchange Commission on March 17, 2008.

Items 5(c) is hereby amended and supplemented as follows:

All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D on March 18, 2008 through April 8, 2008 are set forth in Annex G attached hereto and incorporated herein by reference.

CUSIP No. 89346D107	13D	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: April 9, 2008

LSP Penn Holdings, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Penn Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 14 of 15 Pages

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	Director

LPCO Investments S.à.r.l. By: Paul Segal, as attorney-in-fact

By:	/s/ Paul Segal
Name:	Paul Segal

LTAC SPV I, LLC By: Vega Energy GP, LLC, its managing member

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 15 of 15 Pages

ANNEX G to SCHEDULE 13D/A

Party Effecting Transaction	Date	Buy/Sell	Quantity	Average Price (US$)*	Currency

LSP PENN HOLDINGS LLC	3/18/08	Buy	54,688	32.1312	USD
LSP PENN HOLDINGS LLC	3/19/08	Buy	43,750	30.7013	USD
LSP PENN HOLDINGS LLC	3/20/08	Buy	15,400	29.5893	USD

LSP PENN HOLDINGS II LLC	3/18/08	Buy	54,688	32.1312	USD
LSP PENN HOLDINGS II LLC	3/19/08	Buy	43,750	30.7013	USD
LSP PENN HOLDINGS II LLC	3/20/08	Buy	15,400	29.5893	USD
LSP PENN HOLDINGS II LLC	3/24/08	Buy	262	29.5682	USD
LSP PENN HOLDINGS II LLC	3/25/08	Buy	43,750	29.6879	USD
LSP PENN HOLDINGS II LLC	3/26/08	Buy	109,375	30.2813	USD
LSP PENN HOLDINGS II LLC	3/27/08	Buy	21,875	30.1048	USD
LSP PENN HOLDINGS II LLC	3/27/08	Buy	21,875	30.5297	USD
LSP PENN HOLDINGS II LLC	4/3/08	Buy	26,000	31.3528	USD
LSP PENN HOLDINGS II LLC	4/4/08	Buy	131,250	31.2563	USD
LSP PENN HOLDINGS II LLC	4/7/08	Buy	21,875	31.0296	USD
LSP PENN HOLDINGS II LLC	4/8/08	Buy	6,125	30.5414	USD

LTAC SPV I LLC	3/18/08	Buy	15,624	32.1312	USD
LTAC SPV I LLC	3/19/08	Buy	12,500	30.7013	USD
LTAC SPV I LLC	3/20/08	Buy	4,400	29.5893	USD
LTAC SPV I LLC	3/24/08	Buy	38	29.5682	USD
LTAC SPV I LLC	3/25/08	Buy	6,250	29.6879	USD
LTAC SPV I LLC	3/26/08	Buy	15,625	30.2813	USD
LTAC SPV I LLC	3/27/08	Buy	3,125	30.1048	USD
LTAC SPV I LLC	3/27/08	Buy	3,125	30.5297	USD
LTAC SPV I LLC	4/2/08	Buy	25,000	31.4630	USD
LTAC SPV I LLC	4/3/08	Buy	3,600	31.3528	USD
LTAC SPV I LLC	4/4/08	Buy	18,750	31.2563	USD
LTAC SPV I LLC	4/7/08	Buy	3,125	31.0296	USD
LTAC SPV I LLC	4/8/08	Buy	875	30.5414	USD

____________________________________________

* Average price is net of brokerage fees and commissions.